As filed with the Securities and Exchange Commission on November 7, 2019

Securities Act Registration No. 333-233646

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
PRE-EFFECTIVE AMENDMENT NO.
X	POST-EFFECTIVE AMENDMENT NO. 1

MacKenzie Realty Capital, Inc.

89 Davis Road, Suite 100

Orinda, CA 94563
(925) 631-9100

AGENT FOR SERVICE

Chip Patterson
89 Davis Road, Suite 100
Orinda, CA 94563

Copies of Communications to:

Steven F. Carman, Esq.
Rebecca C. Taylor, Esq. Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112
(816) 983-8000

Approximate Date of Proposed Public Offering:  The effective date of this registration statement was October 31, 2019.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.

It is proposed that this filing will become effective (check appropriate box):   when declared effective pursuant to Section 8(c).

This post-effective registration statement will become effective immediately pursuant to Rule 462(d).

MacKenzie Realty Capital, Inc. ("Registrant")

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 of MacKenzie Realty Capital, Inc. (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purposes of filing exhibits to the Registration Statement.  Accordingly, this Post-Effective Amendment No. 1 consists only of the following:

1.  Facing sheet of the Registration Statement;

2.  This Explanatory Note;

3.  Part C of the Registration Statement (including signature page); and

4.  Exhibit h.1, filed pursuant to Item 25 of the Registration Statement.

The Registrant's Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (No. 333-212804), is incorporated by reference herein and this Post-Effective Amendment is being filed solely for the purposes of filing an exhibit to the Registration Statement.

Part C — Other Information

Item 25. Financial Statements and Exhibits

1.	Financial Statements:

The Registrant's financial statements are incorporated by reference to the Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (No. 333-233646), filed on October 30, 2019.

2.	Exhibits:
Exhibit No.	Description of Document
a.	Articles of Amendment and Restatement (1)
b.	First Amended and Restated Bylaws (2)
c.	Inapplicable
d.	Subscription Agreement(14)
e.	Dividend Reinvestment Plan(6)
f.	Inapplicable
g.1.	Amended and Restated Investment Advisory Agreement with MCM Advisers, LP dated as of October 1, 2017(10)
g.2	Amendment to the Amended and Restated Advisory Agreement dated as of October 29, 2018 (11)
g.3	Form of Amendment to pre-December 2016 Investment Advisor Introducing Agreement(7)
g.4	Form of Investment Adviser Introducing Agreement (beginning December 2016)(7)
h.1	Marketing Services Agreement dated October 31, 2019*
h.3	Form of Sales Agent Agreement (for use after August 6, 2014) (4)
h.4	Form of Amendment to Sales Agent Agreement (for agreements entered prior to effective date of the Registrant’s prior Registration Statement (File No. 333-212804))(8)
h.5	Form of Sales Agent Agreement (for use after effective date of Registrant’s prior Registration Statement (File No. 333-212804))(8)
h.6.	Form of Sales Agent Agreement (for use after effective date of registration statement) (13)
i.	Inapplicable
k.1.	Form of Investor Services Agreement with ACS Securities Services, Inc. (5)
k.2.	Form of Administration Agreement with MacKenzie Capital Management, LP (5)
k.3.	Form of Investor Services Agreement with MacKenzie Capital Management, LP (12)
l.1	Opinion of Husch Blackwell LLP (13)
l.2	Opinion of Venable LLP (13)
m.	Inapplicable
n.	Consent of Independent Registered Public Accounting Firm(14)
p.	Inapplicable
q.	Inapplicable
r.1.	Code of Ethics of the Registrant (5)
r.2.	Code of Ethics for Principal Executive Officer and Principal Financial Officer (5)
_____________

*	filed herewith
(1)	Incorporated by reference to the Post-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2 (File No. 333-181853) filed on May 14, 2014.
(2)	Incorporated by reference to the Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File No. 333-181853) filed on July 19, 2013.
(3)	Incorporated by reference to Registrant’s Registration Statement on Form N-2 (File No. 333-212804) filed on August 1, 2016
(4)	Incorporated by reference to the Post-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2 (File No. 333-181853) filed on August 6, 2014.
(5)	Incorporated by reference to the Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 (File No. 333-181853) filed on May 30, 2013.
(6)	Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-212804) filed on October 6, 2016
(7)	Incorporated by reference to the Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-212804) filed on December 19, 2016
(8)	Incorporated by reference to the Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-212804) filed on December 22, 2016
(9)	Incorporated by reference to the Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-212804) filed on September 29, 2017
(10)	Incorporated by reference to the Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-212804) filed on November 9, 2017
(11)	Incorporated by reference to the Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File No. 333-212804) filed on October 29, 2018
(12)	Incorporated by reference to the Post-Effective Amendment No. 6 to the Registrant's Registration Statement on Form N-2 (File No. 333-212804) filed on May 10, 2019
(13)	Incorporated by reference to the Pre-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-2 (File No. 333-212804) filed on September 27, 2019
(14)	Incorporated by reference to the Pre-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-2 (File No. 333-212804) filed on October 29, 2019

Item 26. Marketing Arrangements
The information contained under the heading “Arrangements With Dealer Manager and Selected Broker-Dealers” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

FINRA filing fee	$22,500
Securities and Exchange Commission fees	18,634.50
Accounting fees and expenses	120,000
Legal fees and expenses	500,000
State Registration Fees	180,000
Printing expenses	30,000
Transfer Agent fees	0.00
Total	$871,134.50

Item 28. Persons Controlled by or Under Common Control

As of October 24, 2019, Chip Patterson, the Company’s Chairman, and each of its executive officers, may be deemed to beneficially own 56,484.52 Shares, or approximately 0.5% of the outstanding common stock of the Registrant.  All such persons are residents of California.

Item 29. Number of Holders of Securities

As of October 24, 2019, the number of record holders of each class of securities of the Registrant was:

Title of Class	Number of Record Holders
Common Stock ($0.001 par value)	2,819

Item 30. Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty which is established by a final judgment as being material to the cause of action. The Charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law and the 1940 Act.

The Charter authorizes the Registrant, to the maximum extent permitted by Maryland law and the 1940 Act, to obligate itself to indemnify any present or former director or officer or any individual who, while a director or officer of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Registrant or as a present or former director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Registrant and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Charter and Bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or a predecessor of the Registrant.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made, or threatened to be made, a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Item 31. Business and Other Connections of Investment Advisor

The information in the prospectus under the captions “Prospectus Summary - About MacKenzie Capital Management”, Prospectus Summary – About MCM Advisers”, “Management – Board of Directors and Executive Officers”, “Portfolio Management” and “Investment Advisory Agreement” is hereby incorporated by reference.  In addition, the Form ADV of MCM Advisers, LP, as filed with the Securities and Exchange Commission (SEC File No. 801-50572), is incorporated herein by reference.

Item 32. Location of Accounts and Records

The Registrant’s accounts, books, and other documents are maintained at the offices of the Registrant, at the offices of the Registrant’s investment advisor, MCM Advisers, LP, 89 Davis Road, Suite 100, Orinda, California 94563, at the offices of the Registrant’s administrator and transfer agent, MacKenzie Capital Management, LP, 89 Davis Road, Suite 100, Orinda, California 94563, and at the offices of one of the Registrant’s custodians, US Bank National Association, 1555 N. Rivercenter, Suite 300, Milwaukee, Wisconsin 53212.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1. The Registrant undertakes to suspend the offering of the common shares until the Prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the Prospectus.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the 1933 Act;

     (2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

     (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (b) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

  (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

  (d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of this registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

  (e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

     The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

     (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

  (f) to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the 1933 Act prior to any offering by the Registrant pursuant to the issuance of rights to subscribe for shares below net asset value;

  (g) to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the 1933 Act prior to any offering below net asset value if the net dilutive effect of such offering (as calculated in the manner set forth in the dilution table contained in the prospectus), together with the net dilutive effect of any prior offerings made pursuant to this post-effective amendment (as calculated in the manner set forth in the dilution table contained in the prospectus), exceeds fifteen percent (15%);

  (h) to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

5. Not Applicable.

6. Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Moraga and State of California on the 7th day of November, 2019.

MacKenzie Realty Capital, Inc.
.
By:  /s/ Robert Dixon
Robert Dixon,
Chief Executive Officer and President

     The undersigned directors and officers of MacKenzie Realty Capital, Inc. hereby constitute and appoint Robert Dixon our true and lawful attorney-in-fact with full power to execute in our name and behalf, in the capacities indicated below, this Amendment to Registration Statement on Form N-2 and all other amendments to such Registration Statement, including post-effective amendments to the Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and thereby ratify and confirm that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Paul Koslosky	Chief Financial Officer and Treasurer
Paul Koslosky	(Principal Financial and Accounting Officer)	November 7, 2019

/s/ Robert Dixon	Chief Executive Officer and President
Robert Dixon	(Principal Executive Officer)	November 7, 2019

/s/Chip Patterson
Chip Patterson	Director	November 7, 2019

/s/ Tim Dozois
Tim Dozois	Director	November 7, 2019

/s/ Tom Frame
Tom Frame	Director	November 7, 2019